UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

LifeVantage Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

53222K205

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		82,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

82,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		634,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

634,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

634,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 53222K205

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital. The aggregate purchase price of the 82,500 Shares directly owned by the Radoff Foundation is approximately $417,710, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds. The aggregate purchase price of the 551,500 Shares directly owned by Mr. Radoff is approximately $2,096,633, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,700,556 Shares outstanding as of May 1, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024.

A.	The Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation beneficially owns directly 82,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 82,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 82,500
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 551,500 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 82,500 Shares owned by the Radoff Foundation.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 634,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 634,000
4. Shared power to dispose or direct the disposition: 0

4

CUSIP No. 53222K205

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(e)       As of July 31, 2024, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

5

CUSIP No. 53222K205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2024

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

6

CUSIP No. 53222K205

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	1,000	6.3609	07/03/2024
Purchase of Common Stock	2,500	5.7789	07/08/2024
Purchase of Common Stock	5,000	5.5694	07/09/2024
Purchase of Common Stock	2,500	6.3358	07/15/2024

BRADLEY L. RADOFF

Sale of Common Stock	(1,000)	7.9990	06/03/2024
Purchase of Common Stock	11,950	6.4091	06/24/2024
Purchase of Common Stock	5,000	6.3080	07/01/2024
Purchase of Common Stock	4,000	6.2218	07/05/2024
Purchase of Common Stock	6,000	5.8864	07/08/2024
Purchase of Common Stock	10,000	5.6157	07/09/2024
Purchase of Common Stock	1,000	6.1673	07/11/2024
Purchase of Common Stock	4,000	6.4034	07/16/2024
Purchase of Common Stock	7,500	6.4153	07/18/2024
Purchase of Common Stock	2,500	6.7236	07/22/2024
Sale of Common Stock	(148,000)	8.3214	07/29/2024
Sale of Common Stock	(8,600)	8.4577	07/30/2024
Sale of Common Stock	(32,000)	7.9561	07/31/2024